September 30, 2010

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Riedler:

In reply to your letter of August 18, 2010, we have enclosed our response in the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance,
And Chief Financial Officer

Enclosure

Abbott Laboratories

Form 10-K for Fiscal Year ended December 31, 2009

Filed March 15, 2010

File No. 001-02189

Definitive Proxy Statement of Schedule 14A filed March 15, 2010

Executive Compensation

Compensation Discussion and Analysis

Compensation Components

Performance-Based Annual Cash Incentives. page 14

We have reconsidered the issues raised by Comments 1 and 2 of your letter of August 18, 2010, which concern issues addressed in response to Comment 5 of your letter of June 16, 2010.  We address Comments 1 and 2, copied immediately below, together in our response that follows the Comments.

1.               We note your response to Comment 5 regarding corporate goals and reissue the comment in part.  Please expand your proposed disclosure of your pre-determined 2009 financial goals to describe each goal in greater detail.  For example, your proposed disclosure lists “Key Financial Goals (sales, margin, etc.)” as one performance measure.  Please revise your proposed disclosure to discuss the sales goal, margin goal, and other goals separately, identifying each unlisted goal.  Please provide similar expanded proposed disclosure for the goals underlying the “Business Process and Other Financial Goals” measure.  Identify the weighting of each goal. In addition, please quantify each goal and target, and describe the level of achievement of all the financial goals.

2.               We note your response to Comment 5 regarding the individual goals and reissue the comment. We note your statement in your supplemental response that providing disclosure regarding the specific pre-determined individual goals would cause the company competitive harm. Please note in order to keep your performance metrics confidential pursuant to Instruction 4 to Item 402(b) of Regulation S-K, you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company.

Response to Comments 1 and 2:

Having re-examined the officers’ goals, we believe we can disclose the officers’ material pre-determined individual goals and be fully responsive to the requirements of the applicable rules without including information the disclosure of which would cause competitive harm.

We note that Item 402(b) calls for a discussion and explanation of all “material elements” (emphasis added) of a registrant’s compensation of its named executive officers.  For the named executive officers in Abbott’s 2010 proxy statement, between six and twenty-eight different financial and business process goals were taken into account in determining each named executive officer’s 2009 bonus amount.  Almost all of the goals that were weighted, received a weighting of below 20%. Indeed, only one company-wide goal, which was incorporated into the bonus determination was weighted at 20%.  Similarly, some of the financial goals reflected measures of business unit (rather than corporate-wide) performance, and we believe that disclosure of the numerical targets or results for those goals are not material to an understanding of Abbott’s compensation programs. In addition, only two of the named executive officers carried division-level goals with a weighting of 20% or more.  Each of these officers carried a goal specific to that officer’s division which was weighted at 25%.  No other goals were weighted at 20% or more.  Thus, out  of the more than fifty individual goals set for Abbott’s named executive officers in 2009 only the one corporate-wide goal and two division-level goals had weighting of 20% or more. We believe disclosure of numerical targets associated with goals established under our annual bonus program as currently designed, other than corporate-wide objective financial goals that are weighted at least 20%, is not material to our shareholders’ understanding of our compensation programs for our named executive officers and, therefore, such numerical targets are not required to be disclosed.  Furthermore, many of the business process goals taken into account were not susceptible to being assigned, and were not assigned, a numerical target (such as, for example, for one named executive officer, “implementing a corporate structure for certain global financial activities”).

Finally, for Mr. White, in determining the bonus amount to be paid, our Compensation Committee considers the factors referred to above which are both comprehensive and extensive (for example, in 2009, his goals included financial goals such as goals related to sales, return on assets, and earnings at both a company and division level, and business process goals, such as goals related to business strategy, market expansion, commercial expansion, and corporate leadership).  These goals are considered both individually and within the context of the then-prevailing economic, business, regulatory and competitive environment, recent compensation history and other factors that the Compensation Committee determines at the time to be relevant.

In light of the foregoing, in future proxy statements Abbott will expand its disclosure of our named executive officers’ predetermined goals, identifying each material goal, and that goal’s weighting, and for corporate-wide goals the targeted numerical performance (if any) and the corresponding level of achievement.  Attachment A contains an example of our proposed disclosure in response to these Comments.  It will be revised, and perhaps reformatted, to include all of the named executive officers and such other appropriate updates and other changes as are necessary.

Attachment A

Example of Proposed Proxy Disclosure

Performance-Based Annual Cash Incentives

Each of the named officers participates in the 1998 Abbott Laboratories Performance Incentive Plan.  The Performance Incentive Plan is designed to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986 for performance-based compensation.

Each year, maximum award allocations for Performance Incentive Plan participants as a percentage of consolidated net earnings are set.  For [insert year], the maximum award for the Chief Executive Officer was [insert percentage] of adjusted consolidated net earnings for the fiscal year and for all other Performance Incentive Plan participants [insert percentage] of adjusted consolidated net earnings.  Historically, and in [insert year], the Committee exercised its discretion to deliver Performance Incentive Plan awards below the maximums.

Except as provided below, awards paid to Performance Incentive Plan participants are based on pre-established performance criteria, each of which is weighted, and a target level of bonus for each participant.  The actual amount paid to each such participant is based in part on a combination of the officer’s performance in relation to his or her established goals, the officer’s target award level, and an overall assessment of the officer’s contribution to the Company.

For [insert year], Abbott’s [adjusted earnings per share]* was used as a financial measure for each of the following named executive officers.  That goal determined [insert percentage] of the potential bonus payable to each of them: T. C. Freyman, O. Bohuon, [other NEOs] [Disclose target and performance.]

Each of named executive officers had various other performance goals, including financial and business process goals.  In addition to performance against these individual goals, the awards received by each of the named executive officers also reflect a qualitative assessment by the Committee and senior management of the officer’s success in meeting Abbott’s core leadership requirements and overall contribution to Abbott’s success in [insert year].  Set forth below, for each of our named executive officers, is certain information concerning their performance goals and targets for [insert year], including the material financial and other performance goals (those weighted at 20% or more in the bonus calculation), and the numerical performance targets and results for each such goal that was based on corporate-wide results, if applicable.  Each named executive officer’s award is reflected in the Summary Compensation Table on page [xx] in the “Non-Equity Incentive Plan Compensation” column alongside the officer’s name.

* Disclosure to include only those corporate-wide targets that are weighted at least 20% in the overall bonus calculation (taking into account the weighting of business process goals).

Mr. White

Business Process Goals: [individual business performance, leadership development and succession, and personal leadership.]

The Committee considered Mr. White’s goals as part of its overall review of his performance and did not weight them on an individual or aggregate basis.  Although his award is based on certain pre-established performance criteria, the Committee does not set a target level of bonus and does not believe that the various items and performance measures considered in determining his bonus amount can or should be reduced to a linear formula.  The Committee carefully considers a wide range of factors, including then-prevailing economic, business, regulatory and competitive environmental factors, in addition to a review of Mr. White’s individual performance and the performance of the Company, as a basis for applying discretion and judgment in setting his individual award amount at the appropriate level.

Mr. Freyman

Material Additional Financial Goals: [return on assets (weighting, target and result), return on equity (weighting, target and result), cash flow (weighting, target and result) and maintenance of debt ratings (weighting, target and result), and price/earnings ratio (weighting, target and result)]*.

Material Business Process Goals: [no business process goal was weighted more than 10%.  Collectively, the business process goals for Mr. Freyman were weighted 30% and included improving foreign exchange management, managing the financing and integration of the AMO acquisition and implementing a corporate-wide structure for certain global financial activities].

Mr. Bohuon

Material Additional Financial Goals: [divisional earnings before taxes (weighting)]. *

Material Business Process Goals: [no business process goal was weighted more than 10%.  Collectively, the business process goals for Mr. Bohuon were weighted 30% and included                                                                                                   ].

[insert data for other NEOs]

Abbott uses various non-GAAP financial measures including, adjusted sales, adjusted diluted earnings per share, adjusted return on assets, and adjusted return on equity as

* Disclosure to include only those corporate-wide targets that are weighted at least 20% in the overall bonus calculation (taking into account the weighting of business process goals).

performance goals. These non-GAAP measures adjust for factors that are unusual or unpredictable, such as acquisition-related costs, cost reduction initiatives, litigation and other settlements, acquired in-process research and development, gains and losses related to certain investments, and changes in accumulated other comprehensive income. The Committee reviews these measures annually.